FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 20, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

July 20, 2006

Item 3	News Release

The news release (the “News Release”) was issued on July 20, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release further drilling results from the Company’s current core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 15 core holes drilled at Twangiza that are part of a 20,000 metre diamond drilling program.

Highlights include:

•	Hole TDD023 intersected 211.20 metres grading 2.15 g/t Au from 0.00 metres
•	Hole TDD020 intersected 61.67 metres grading 4.71 g/t Au from 0.00 metres, 25.95 metres grading 1.64 g/t Au from 132.65 metres and 19.06 metres grading 2.37 g/t Au from 187.71 metres
•	Hole TDD009 intersected 24.92 metres grading 2.50 g/t Au from 23.48 metres and 9.26 metres grading 6.90 g/t Au

These drilling results are over a total strike length of 1,500 metres at Twangiza with holes spaced along 160 metre sections to the north and 80 metre sections to the south within the Twangiza deposit.

Drill holes were inclined at between minus 51 and 55 degrees and averaged 190 metres in depth with a maximum of 303 metres down the hole. Core recovery for these holes averaged 91% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 80% of the intersected widths in the holes. The mineralized sections are found within a series of feldspar porphyry sills and low grade metamorphic, pelitic meta-sediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulphides within haloes of silicic, carbonate and potassic alteration.

Core holes TDD009, TDD020 and TDD023 were drilled within the Twangiza deposit while the other reported holes were drilled to the north of the deposit. It is currently interpreted that the core holes drilled to the north of the Twangiza deposit have intersected the hanging wall splays of the northerly plunging Twangiza orebody. Geological modelling is currently underway in order to confirm this model before further drilling is planned in this area. A locality plan of these drill holes is annexed to this report after page 5 of this report.

Results from the core holes are tabulated below:

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALISATION			Au

	(UTM)	(UTM)			FROM(m)	TO(m)	WIDTH(m)	(g/t)

TDD009	9682431	693511	70	50	5.86	11.14	5.28	1.46
					23.48	48.40	24.92	2.50
					60.84	69.23	8.39	1.93
					134.55	135.55	1.00	4.31
					138.90	139.90	1.00	6.03
					151.14	153.57	2.43	1.56
					157.75	168.00	10.25	1.24
					199.97	203.97	4.00	3.72
					219.04	223.21	4.17	1.18
					240.98	250.24	9.26	6.90

TDD010	9682811	693707	260	55	0.00	6.55	6.55	0.59

TDD011	9682938	693531	260	55	33.80	34.34	0.54	1.05

TDD012	9682915	693394	80	55	33.95	37.00	3.05	2.16
					169.52	170.52	1.00	1.10

TDD013	9683064	693324	80	55	4.50	12.58	8.08	1.38
					17.68	24.70	7.02	0.70
					48.03	54.75	6.72	2.38
					73.27	80.86	7.59	1.15

TDD014	9682746	693342	80	55	49.00	54.29	5.29	0.81
					56.53	60.07	3.54	0.86
					63.72	70.98	7.26	0.90

TDD015	9683232	693372	80	55	3.50	11.88	8.38	3.18
					92.00	104.35	12.35	0.87

TDD016	9683218	693294	80	55	40.00	48.50	8.50	2.51

TDD017	9683408	693457	260	55	No economic intersection

TDD018	9683421	693535	260	55	No economic intersection

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALISATION			Au

	(UTM)	(UTM)			FROM(m)	TO(m)	WIDTH(m)	(g/t)

TDD019	9683440	693644	260	55	70.60	71.60	1.00	51.00
					75.60	76.60	1.00	3.25

TDD020	9682270	693535	70	51	0.00	61.67	61.67	4.71
					68.50	71.55	3.05	1.52
					108.87	114.98	6.11	0.81
					126.91	128.91	2.00	1.61
					132.65	158.60	25.95	1.64
					166.94	173.66	6.72	2.68
					187.71	206.77	19.06	2.37

TDD021	9683206	693224	80	55	19.10	21.36	2.26	1.91
					76.98	90.54	13.56	3.25

TDD022	9683571	693025	80	55	26.35	27.35	1.00	1.34
					92.16	93.00	0.84	1.21
					122.21	124.00	1.79	0.93

TDD023	9682131	693638	70	50	0.00	211.20	211.20	2.15
Includes					23.96	29.25	5.29	11.60
					49.35	54.92	5.57	5.70
					105.28	110.67	5.39	8.52
					119.25	123.51	4.26	5.11
					170.45	173.54	3.09	4.16

Holes are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “The wide zones of gold mineralization intersected from the infill drilling within the Twangiza deposit are encouraging and confirm and add to the delineated resources in areas where ore grades were below the reported 1.0 g/t block cut-off, due to the previously insufficient drill data. The ongoing drilling program will now focus on upgrading and increasing the resources within the known Twangiza deposit and to the south where the deposit remains open.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza property is contained in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo”, and the technical report of Michael B. Skead (who is the Company’s Vice President of Exploration) dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,”“project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

July 21, 2006

TWANGIZA PROJECT
DRILL HOLE LOCATIONS
(July 20th 2006)

693000 mE
693500 mE
694000 mE
9683500 mN
9683000 mN
9682500 mN
9682000 mN
N
Lukungurhi workings
Muhuna workings
Mwenga workings
TDD022
TDD019
TDD018
TDD017
TDD016
TDD015
TDD021
TDD013
TDD011
TDD012
TDD001
TDD007
TDD010
TDD014
TDD002
TDD003
TDD006
TDD008
TDD009
TDD020
TDD023
LEGEND
Core hole-previously reported
Core hole-reported in this press release
Artisanal workings
Resource outline
0
75
150
300
metres